Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Annual Report on Form 40-F of our report dated March 24, 2026, with respect to the consolidated financial statements of Draganfly Inc. as at and for the years ended December 31, 2025, and 2024 included in this Annual Report on Form 40-F of Draganfly Inc.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (No. 333-290823), as amended, and Form S-8 (No. 333-259459) of Draganfly Inc. of our report dated March 24, 2026 referred to above.

/s/ DMCL LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

March 24, 2026